SECURIAN FUNDS TRUST

400 ROBERT STREET NORTH

SAINT PAUL, MN 55101

September 27, 2018

VIA EDGAR SUBMISSION — FORM DEL AM

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Delaying Amendment for Securian Funds Trust:

Registration Statement on Form N-14 (File No. 333-227113)

Dear Mr. Zapata:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Securian Funds Trust (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-227113) relating to the reorganization of SFT Mortgage Securities Fund, a series of the Registrant, with and into SFT Core Bond Fund, also a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August, 30, 2018 (Accession No. 0001104659-18-054365) and was scheduled to go effective October 5, 2018 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Saint Paul and the State of Minnesota on the 27th day of September, 2018.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (651) 665-4145.

Sincerely,

/s/ David Dimitri

David Dimitri
Assistant General Counsel
Securian Funds Trust